SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated November 7, 2019.

Autonomous City of Buenos Aires, November 7, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Financial Statements as of 09/30/2019

Dear Sirs:

In order to fulfill the requirements of Article No. 63, of the ByMA Listing Regulations, we inform you that the Company’s Board of Directors approved, at its meeting held on November 7, 2019, the condensed interim financial statements for the nine-month period ended September 30, 2019. Relevant information of such condensed consolidated interim financial statements of YPF S.A. follows:

1) Statement of net income (1) (in millions of pesos)

Attributable to shareholders of the Company	(23,595)
Attributable to minority interests	572

Total net income	(23,023)

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	189,943
Attributable to minority interests	1,175

Total other comprehensive income	191,118

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	166,348
Attributable to minority interests	1,747

Total comprehensive income	168,095

4) Detail of Shareholders’ equity as of 09/30/2019 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed Capital	3,924
Adjustment to contributions	6,085
Shares in treasury	9
Adjustment to shares in treasury	16
Stock compensation plan	(5)

Acquisition cost of treasury shares	177
Share trading premium	(396)
Issuance premiums	640

Total shareholders’ contributions	10,450

Legal reserve	2,007
Reserve for future dividends	2,500
Reserve for investments	44,255
Reserve for repurchase of own shares	500
Reserve for NIIF special initial adjustment	—
Other comprehensive income	487,063
Retained earning	(23,595)

Subtotal Shareholders’ equity	523,180

Minority interests	4,904

Total Shareholders’ equity	528,084

(1)	Amounts in accordance with IFRS

5. Shares owned by the controlling shareholder of the Company

As of September 30, 2019, the number of shares owned by the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6. Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7. Controlling shareholder of the company:

Federal Government—Governmental Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 7, 2019	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer